Exhibit 17.1
November 13, 2007

Intrepid Holdings, Inc.
3200 Wilcrest, Suite 575
Houston, TX  77042

To the Board of Directors:

Please accept this letter as notification of my immediate resignation as CEO and Chairman of the Board of Intrepid Holdings.  I appreciated the opportunity to serve Intrepid and its shareholders.

Sincerely,

/s/ Maurice R. Stone
Maurice R. Stone